EXHIBIT 12
FIRST POTOMAC REALTY TRUST AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(amounts in thousands)

	2009	2008	2007	2006	2005
Income (loss) from continuing operations, before taxes	$4,056	$4,532	$(3,558)	$70	$(1,643)
Add (deduct):
Fixed charges	33,052	38,059	38,920	29,243	20,332

Capitalized interest	(359)	(1,586)	(1,312)	(318)	—

Adjusted earnings	$36,749	$41,005	$34,050	$28,995	$18,689

Fixed charges:
Interest expense	$32,412	$36,189	$37,326	$28,646	$20,191
Rent expense representative of interest factor	281	284	282	279	141
Capitalized interest	359	1,586	1,312	318	—

Total fixed charges	$33,052	$38,059	$38,920	$29,243	$20,332

Ratio of earnings to fixed charges	1.11	1.08	—	—	—
Deficiency of earnings to fixed charges	$—	$—	$(4,870)	$(248)	$(1,643)